June 17, 2014

John P. Nolan Senior Assistant Chief Accountant United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	VIA EDGAR

Re:	HMN Financial, Inc.
Form 10-K for the year ended December 31, 2013 Filed March 11, 2014 File No. 000-24100

Ladies and Gentlemen:

On behalf of HMN Financial, Inc. (“HMN” or the “Company”), I am pleased to submit this response to the supplemental comments of the Staff on the original response to the above-referenced Form 10-K (the “Form 10-K”) and Form 8-K filed May 15, 2014, as set forth in Mr. Nolan’s letter dated June 4, 2014.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the response of HMN.

On behalf of the Company, I hereby acknowledge that (i) HMN is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings, and (iii) HMN may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 1 Description of the Business and Summary of Significant accounting Policies

Loans Receivable, net, page 30

1.

Comment: We note your response to comment 2. It is unclear how the loan types you discuss in your proposed disclosure reconcile with the loan types you use in the Notes to the Consolidated Financial Statements and Management’s Discussion and Analysis. Please revise future filings to disclose your appraisal policies by the loan types that more clearly reflect the loan types you present in the financial statements and throughout your Form 10-K. For example, in your proposed disclosure you discuss your policy regarding single family loans while you disclose residential real estate loans by 1-4 family in the loan footnote. Clearly state for each collateral dependent loan type when an appraisal is first obtained and when and under what circumstances you obtain an updated third party appraisal.

Mr. John P. Nolan, Securities and Exchange Commission

June 17, 2014

Response:

In response to the Staff’s comment, in future filings the loan types in the disclosure related to the Loans Receivable, net will be revised to reconcile to the loan categories and types generally disclosed in the footnotes to the Consolidated Financial Statements and in the Management’s Discussion and Analysis. The disclosure will also clearly state for each collateral dependent loan category when an appraisal is first obtained and when and under what circumstances we obtain an updated third party appraisal. See exhibit 1 for an example of the proposed disclosure.

Note 19 Fair Value Measurement, page 53

2.

Comment: We note your response to comment 3. In your response you state “…the appraised value of collateral dependent loans may be subject to frequent adjustment due to changing economic prospects of borrowers or properties.” Please tell us what the adjustments are, what they are based on, and how you determined they were not level 3 inputs. For the last three collateral dependent loans in which adjustments were made, please provide a copy of the latest appraisal, a summary of the adjustments made, and the source of the information relied on to make the adjustments.

Response: In response to the Staff’s comment, the disclosure will be revised to state “the fair market value of collateral dependent loans are typically based on the appraised value of the property less estimated selling costs.” We have determined that market values are adjusted infrequently. Those adjustments are determined based on various factors, including an assessment of the costs that would be incurred and the liabilities that would be assumed by taking possession of the property. We rely typically on third party appraisals, less the estimated selling costs of the property, to determine the fair market value of collateral dependent loans. Consistent with the definition of level 2 assets, the appraised value is based upon prices for similar properties in active markets that are observable in the market. We typically do not determine the fair market value of these loans from model-based techniques that use significant assumptions that are not observable in the market. Therefore, we believe that loans receivable for collateral dependent loans are properly classified as level 2 assets in the fair value hierarchy. We will continue to evaluate the classification of these assets and may reclassify as level 3 assets in the future should the use of non-observable assumptions increase.

In reviewing the loan valuation activity for all of 2013, 2012, and 2011, we found only two instances where the net loan balance was adjusted lower than the appraised value less estimated selling costs. Attached as exhibit 2 is a summary of the adjustments made that includes a description of the source of the information relied on to make the adjustments. Based on discussions with SEC Staff, copies of the appraisals have not been included in this response, but will be supplied supplementally to the SEC upon request.

Mr. John P. Nolan, Securities and Exchange Commission

June 17, 2014

Form 8-K filed May 15, 2014

3.

Comment: We note your response to comment 4 and the Form 4.01 8-K filed on June 2, 2014. You disclosed in your most recent Form 8-K that “The Audit Committee of the Board of Directors of the Company (the “Board”) decided to move forward with a change in accountants on May 2, 2014, subject to obtaining an acceptable engagement letter with CLA.” It appears May 2, 2014 is the “Date of earliest event reported” for purposes of filing the related Form 4.01 8-K. Please amend your Form 4.01 8-K filed May 15, 2014 to change the date of earliest event reported to May 2, 2014 and adjust the related disclosures accordingly.

Response: In response to the Staff’s comment, we will file an amended Form 4.01 8-K, change the date of earliest event reported to May 2, 2014 and adjust the related disclosures.

* * * * *

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions concerning any of the information set forth herein, please telephone me at (507) 535-1210.

Best Regards,

HMN Financial, Inc.

/s/ Jon J. Eberle

Jon J. Eberle

Chief Financial Officer

cc:	David Miller, Faegre Baker Daniels, LLP
Kate Sherburne, Faegre Baker Daniels, LLP Jim Low, KPMG

Exhibit 1

Revised disclosure for Loans Receivable, net

Appraisals on collateral dependent commercial real estate and commercial business loans are obtained when it is determined that the borrower's risk profile has deteriorated and the loan is classified as impaired. Subsequent new third party appraisals of properties securing impaired commercial real estate and commercial business loans are prepared at least every two years. For all land development loan types, a new third party appraisal is prepared on an annual basis where current activity is not consistent with the assumptions made in the most recent third party appraisal. Non-performing residential and consumer home equity loans and home equity lines may have a third party appraisal or an internal evaluation completed depending on the size of the loan and location of the property. These appraisals, or internal valuations, are generally completed when a residential or consumer home equity loan or home equity line of credit becomes 120 days past due and are typically updated after possession of the property is obtained. Valuations are reviewed on a quarterly basis and adjustments are made to the allowance for loan losses for temporary impairments and charge-offs are taken when the impairment is determined to be permanent. The fair market value of the properties for all loan types are adjusted for estimated selling costs in order to determine the net realizable value of the properties.

Exhibit 2

Summary of most recent instances when the appraised value less selling costs was adjusted

#1 – Residential and Commercial Land Development

Project Description:

The loans to this borrower were for a residential and commercial development that originally was funded by HMN’s banking subsidiary, Home Federal Savings Bank (the “Bank”) in July 2006. The development never became established and the project collapsed in 2008 with the onset of the real estate market recession. The loans were guaranteed and the guarantors continued to make the required payments on the loan from other sources. In late 2013, the guarantors approached the Bank and requested significant concessions to the loan terms and indicated that if the concessions were not granted that they would stop making payments on the loan.

Recent Appraisal/Net Loan Balance History:

Appraisal Date	Appraised Amount	Net Loan Balance @12/31

10/2012	$7,910,000	$6,330,243 (2012)

11/2013	$7,500,000	$2,643,945 (2013)

Establishing the Value for the Property

During the 4th quarter 2013, the guarantors made a proposal to give the project back to the Bank along with a $2.5 million cash payment in exchange for the full release of all guarantor obligations. Based on the recent appraised value, the offer seemed reasonable. However, the Bank rejected the guarantors’ offer based on the anticipated long holding period and the additional costs and responsibilities of the developer to complete the project, including the eventual construction of a waste water treatment plant for the development. The Bank ultimately negotiated a settlement with the borrower in which they paid a $2.5 million cash payment in exchange for a release of the guarantors and the borrower retained ownership of the development.

The value of the property in this situation was adjusted from the appraised value based on the long holding period to liquidate the asset and an assessment of costs and liabilities that would be associated with owning the development. The information relied upon to determine the long holding period were the “sell out” period noted in the most recent third party appraisal and market data that showed no recent lot sales in the development. The source of the information relied upon to determine the potential liabilities were various development contracts and agreements. The adjustments noted in this situation are related to the unique characteristics of this collateral which are unusual in nature compared to other collateral securing this type of loan and occur infrequently. The Bank typically relies on the appraised value of properties less estimated selling costs to determine the net realizable value of a property.

Exhibit 2

#2 – Commercial Land Development

Project Description:

Project related to a commercial land development in another state outside the Bank’s normal trade area. The original development consisted of three commercial lots. The center lot was sold to a restaurant. The other two were expected to be office buildings where the three parcels could share parking per the terms of the deeds (office parking overflow to the restaurant pad during the day and restaurant overflow in the evening to the office building parking.) Maintenance expenses were to be shared between the parcels. The borrower had substantial income and net worth to support the project when the loan was originated, but began to struggle to make the required payments on the loans as the holding period continued to extend. In the second quarter of 2012, the borrower stopped making payments on the loan.

Recent Appraisal/Net Loan Balance History

Appraisal Date	Appraised Amount	Net Loan Balance @12/31

10/2008	$2,945,000	$1,750,000	(2008)

10/2011	$1,720,000	$1,450,000	(2011)

		$1,000,000	(2012)

11/2013	$1,200,000	$ 750,000 (OREO)	(2013)

Establishing the Value for the Property

At December 2011, the Bank took a partial charge-off on the loan of $300,000 based on the new appraised market value less the estimated costs to sell the property. At the time, the borrower believed he had a party with a strong interest in purchasing the property. The potential sale did not occur and in June 2012 the Bank took an additional charge-off of $450,000 because the borrower could no longer support the payments on the loan. The main factors considered in making this adjustment were the anticipated costs to take possession and maintain the out-of-state property along with the expected holding period required to sell the property. The holding period estimate was based on the perceived continued lack of interest in the property. The Bank eventually foreclosed on the property in November 2012 and it was held in other real estate at December 31, 2013 at $750,000 based on market-based offers to purchase both parcels of land.

The adjustments noted in this situation are related to the unique characteristics of this collateral which are unusual in nature compared to other collateral securing this type of loan and occur infrequently. The Bank typically relies on the appraised value of the property less estimated selling costs to determine the net realizable value of a property.